                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K/A

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF MARCH 2011

                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                              Piazza degli Affari 2
    20123 Milan, Italy
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

This file cancels and replaces the previous submission because of a technical problem.

PRESS RELEASE

TELECOM ITALIA: SLATES FOR THE RENEWAL OF THE BOARD OF DIRECTORS PRESENTED

Milan, 15 March 2011

With reference to the company's Ordinary Shareholders meeting, called for 9 and 12 April 2011 - amongst other things - to appoint the Board of Directors of the Company, Telecom Italia informs that today 3 slates of candidates have been presented.

Telco S.p.A. (owning a total amount of around 22.4% of Telecom Italia ordinary share capital) presented the following slate of candidates:

1. Cesar ALIERTA IZUEL, born in Zaragoza (Spain), 5 May 1945;

2. Tarak BEN AMMAR, born in Tunis, 12 June 1949;

3. Franco BERNABE', born in Vipiteno (Sterzing), 18 September 1948;

4. Elio Cosimo CATANIA*, born in Catania, 5 June 1946;

5. Jean Paul FITOUSSI*, born in La Goulette (Tunisia), 19 August 1942;

6. Gabriele GALATERI di GENOLA, born in Rome, 11 January 1947;

7. Julio LINARES LOPEZ, born in Burgos (Spain), 26 December 1945;

8. Gaetano MICCICHE', born in Palermo, 12 October 1950;

9. Aldo MINUCCI, born in Reggio Calabria, 4 July 1946;

10. Renato PAGLIARO, born in Milan, 20 February 1957;

11. Marco PATUANO, born in Alessandria, 6 June 1964;

12. Mauro SENTINELLI*, born in Rome, 8 January 1947;

13. Francesco COATTI, born in Milan, 1 August 1970;

14. Filippo BRUNO, born in Milan, 28 October 1961;

15. Oliviero Edoardo PESSI, born in Padua, 7 May 1964.

The candidates declaring themselves "independent" are marked by an asterisk.

Telco S.p.A. also declared the intention to propose to the Shareholders meeting:

- to establish that there should be a total of 15 members of the Board of Directors;

- to fix the term of office of the newly-elected Board of Directors at three financial years, i.e. to end with the general meeting of shareholders called to approve the company's financial statements at 31 December 2013;

- to set the overall annual remuneration for the Board of Directors at Euro 2,200,000.00, as under Article 2389, paragraph 1, of the Italian Civil Code, to be divided among the members thereof in accordance with the resolutions adopted by the Board itself in this respect;

- to authorize the candidates for the post of Director to continue with the activities specified in their respective curricula vitae, and to release them from restrictions on competition, as permitted under Article 2390 of the Italian Civil Code.

Findim Group S.A. (owning a total amount of around 4.9% of Telecom Italia ordinary share capital) presented the following slate of candidates, who declared themselves "independent":

1. Gianemilio OSCULATI, born in Monza, 19 May 1947;

2. Paolo Carlo Renato DAL PINO, born in Milan, 26 June 1962;

3. Carlos Manuel DE LUCENA E VASCONCELOS CRUZ, born in Lisboa, 12 September 1957.

Finally, a group of asset management companies and international institutional investors, shareholders of Telecom Italia, presented the following slate of candidates, who declared themselves "independent":

1. Luigi ZINGALES, born in Padua, 8 February 1963;

2. Ferdinando FALCO BECCALLI, born in Turin, 25 November 1949;

3. Francesco PROFUMO, born in Savona, 3 May 1953.

Telco S.p.A. and Findim Group S.A. have produced certificates attesting ownership of the minimum stake required for the presentation of lists (as per the convening notice: 1% of share capital with voting rights at the Ordinary Shareholders' Meeting). The shareholders presenting the third slate cited above will produce the necessary certificates by Saturday 19 March, as permitted by applicable rules. By the same date the detailed information and documentation required by Article 144-octies, paragraph 1, letter b) of the Issuer Regulations, in particular curricula vitae and candidates' declarations, will be made available to the public at the company offices, on the Telecom Italia web site, www.telecomitalia.com/assemblea and on the Borsa Italiana website at www.borsaitaliana.it.

Telecom Italia Press Office +39 06 3688 2610 http://www.telecomitalia.com/media Telecom Italia Investor Relations +39 06 3688 3113 http://www.telecomitalia.com/investorrelations

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward - looking statements. The press release included in this Form 6-K contains certain forward -looking statements. Forward-looking statements are statements that are not historical facts and can be identified by the use of forward-looking terminology such as "believes," "may," "is expected to," "will," "will continue," "should," "seeks" or "anticipates" or similar expressions or the negative thereof or other comparable terminology, or by the forward- looking nature of discussions of strategy, plans or intentions.

Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside our control, that could significantly affect expected results.

The following important factors could cause our actual results to differ materially from those projected or implied in any forward-looking statements:

1. the continuing impact of increased competition in a liberalized market, including competition from established domestic competitors and global and regional alliances formed by other telecommunications operators in our core Italian domestic fixed-line and wireless markets;

2. our ability to restructure our organizational model from one based on technology (fixed and mobile) to one based on customer segments (consumers, SOHOs, SMEs, Corporates) in order to focus on customers and their needs in utilizing our products and services;

3. our ability to utilize our relationship with Telefónica to attain synergies primarily in areas such as network, IT, purchasing, sales activities in Germany and international mobile roaming;

4. our ability to introduce new services to stimulate increased usage of our fixed and wireless networks to offset declines in the traditional fixed-line voice business due to the continuing impact of regulatory required price reductions, market share loss, pricing pressures generally and shifts in usage patterns;

5. our ability to successfully implement our internet and broadband strategy both in Italy and abroad;

6. our ability to successfully achieve our debt reduction targets;

7. the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate;

8. the impact of economic development generally on our international business and on our foreign investments and capital expenditures;

9. our services are technology-intensive and the development of new technologies could render such services non-competitive;

10. the impact of political and economic developments in Italy and other countries in which we operate;

11. the impact of fluctuations in currency exchange and interest rates;

12. our ability to successfully implement our strategy over the 2011-2013 period;

13. our ability to build up our business in adjacent markets (pay-TV and IT services) and in international markets (particularly Brazil in mobile telecommunications and Europe-Germany-in BroadBand), due to our specialist and technical resources;

14. our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make in Brazil on mobile and in Europe on BroadBand;

15. the amount and timing of any future impairment charges for our licenses, goodwill or other assets; and 16. the outcome of litigation, disputes and investigations in which we are involved or may become involved.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      March 15th, 2011

                                                      TELECOM ITALIA S.p.A.

                                              BY: /s/ Riccardo Amerigo Pettazzi
                                                  ---------------------------------
                                                      Riccardo Amerigo Pettazzi
                                                      Company Manager